Crew Gold Corporation

Quarter Ended June 30, 2007 Results

Conference Call

Live Conference Call Details for August 15, 2007: 08:00 (UK) and 09:00 (Norwegian)

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Direct dial-in number

: 020 8974 7900

Passcode

: 384 412

The quarter and six months to 30 June 2007 results will be available prior to the conference call in the Investor Relations section of the Company's website at www.crewgold.com.

Additionally, there will be a replay of the conference call available until August 20, 2007.

Replay Conference Call Details

Freefone dial-in number

: 0800 032 9687 (UK BYO)

Direct dial-in number

: 0207 136 9233 (UK BYO)

Passcode

: 33525150

In addition to this, an audio file of the conference call will be available on www.crewgold.com.

Crew Gold Corporation is an international mid-tier gold company with operations, development projects and exploration activities in Guinea, Philippines, Greenland and Canada. The Company currently produces gold at their three operating mines; Lefa in Guinea, Nalunaq in Greenland and Masara in the Philippines.

www.crewgold.com

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